EXHIBIT 77H - CHANGES IN CONTROL OF REGISTRANT

For RiverSource Recovery and Infrastructure Fund:

During the six-month period ended Oct. 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.